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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                            DVI, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           252462 10 6
                         (CUSIP Number)

                   Mindy Crandus Sircus, Esq.
                     Neal Gerber & Eisenberg
                    Two North LaSalle Street
                     Chicago, Illinois 60602
                         (312) 269-8427
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 31, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)
                             Page 1 of 6 pages
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1.   NAME OF REPORTING PERSON

          Canadian Imperial Bank of Commerce Trust Company (Bahamas) Limited, as Trustee of Settlement T-1740 Trusts #14, #27, #28, #29, #30, #31, #32, #33, #34, #35 and #36

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [   ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Bahamas


NUMBER              7.    SOLE VOTING POWER
OF                            716,981
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                        -0-
EACH
REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                        716,981
WITH
                    10.   SHARED DISPOSITIVE POWER
                                -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          716,981

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ X ]

          Excludes shares beneficially owned by Canadian Imperial Bank of Commerce Trust Company (Bahamas) Limited, as Trustee of Settlement T-551 (Settlement T-551-1 through Settlement T-551-12). See Item 5 below.

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.5%

14.   TYPE OF REPORTING PERSON

          00

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PURSUANT TO RULE 101(a)(2)(ii) OF REGULATION S-T OF THE FEDERAL SECURITIES
--------------------------------------------------------------------------
LAWS, THE REPORTING PERSON IS AMENDING AND RESTATING THE INFORMATION IN THE
---------------------------------------------------------------------------
SCHEDULES 13D AND 13G PREVIOUSLY FILED THEREBY.
----------------------------------------------


Item 1.   Security and Issuer.
          -------------------

               This statement on Schedule 13D relates to the common stock, $.005 par value (the "Common Stock"), of DVI, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at One Park Plaza, Suite 800, Irvine, California 92714.

Item 2.   Identify and Background.
          -----------------------

          (a)  None:     Canadian Imperial Bank of Commerce Trust
                         Company (Bahamas) Limited, as Trustee of
                         Settlement T-1740 Trusts #14, #27, #28, #29,
                         #30, #31, #32, #33, #34, #35 and #36 (the
                         "Reporting Person").

          (b)  Address:       P.O. Box N-3933
                              Nassau, Bahamas

          (c)  Present
               Position:      Not applicable

          (d)  Criminal
               Convictions:   None

          (e)  Judgments
               Against:       None

          (f)  Citizenship:   Bahamas

          The beneficiaries of the trusts identified above are the grandchildren of A.N. Pritzker, deceased.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

               On June 21, 1994, the Reporting Person used trust funds to acquire $7.6 million principal amount of the $15 million principal amount of 9 1/8% Convertible Subordinated Notes Due 2002 (the "Notes") issued by the Company in a private placement pursuant to a Note Purchase Agreement by and among the Company, the Reporting Person and certain other unrelated persons (the "Purchase Agreement").





                       Page 3 of 6 Pages
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Item 4.   Purpose of the Transaction.
          --------------------------

               The Notes were acquired by the Reporting Person for investment. Pursuant to the Purchase Agreement, the Reporting Person may from time to time prior to redemption or maturity convert the Notes into shares of Common Stock at a conversion price of $10.60 per share of Common Stock, subject to standard anti-dilution adjustment. The Reporting Person does not have any current intention to acquire any additional Notes or shares of Common Stock, other than those shares of Common Stock which may be acquired upon conversion of the Notes. However, depending on market conditions and other relevant factors, including, without limitation, the business and prospects of the Company, the Reporting Person may sell any or all of its Notes, hold or sell any or all of the shares of Common Stock which it may acquire upon conversion of the Notes or purchase additional shares of Common Stock on such terms and at such times as it considers desirable.

               The Reporting Person currently has no plans or proposals which relate to or would result in any of the actions listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person has been advised by the Company that because, among other things, the Notes are convertible into a number of shares of Common Stock which exceeds 20% of the number of shares of Common Stock currently outstanding, the applicable regulations of the New York Stock Exchange (the "NYSE") require that the issuance of Common Stock by the Company upon the conversion of the Notes be approved by the Company's stockholders. The Company has further advised the Reporting Person that while it intends to submit this matter to its stockholders for approval and expects to receive the requisite approval therefor, failure to receive such approval followed by the issuance of Common Stock by the Company upon conversion of the Notes could result in delisting of the Company's Common Stock from the NYSE.

               The Reporting Person has also been informed by the Company that as of February 27, 1995, the stockholders of the Company approved by written consent a proposal to (i) ratify and approve the issuance and sale by the Company of the Notes and (ii) approve the issuance by the Company of the shares of Common Stock issuable upon conversion of the Notes.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)  The Reporting Person has been advised by the Company that
               (i) on July 31, 1995, the Company consummated the public offering of 2,500,000 shares of Common Stock (exclusive of the underwriters' over-allotment option), and (ii) the total number of shares of Common Stock outstanding as of September 1, 1995 was 9,605,289.

               As of September 1, 1995, the Reporting Person may be deemed to beneficially own the 716,981 shares of Common Stock into which the Notes it holds may be converted or, to the best of its knowledge, approximately 7.5% of the issued and outstanding shares of Common Stock.

                       Page 4 of 6 Pages
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          (b)  If the Notes are converted into Common Stock, the Reporting
               Person will have sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by it.

          (c) As described above in Item 3, on June 21, 1994, the Reporting Person used trust funds to acquire $7.6 million principal amount of the Notes issued by the Company in a private placement. The Notes are convertible from time to time prior to redemption or maturity at the option of the Reporting Person into shares of Common Stock at a price of $10.60 per share, subject to standard anti-dilution adjustment.

               During the past 60 days, the Reporting Person has not effected any transactions in the Common Stock.

          (d)  None.

          (e)  Inapplicable.

               As of September 1, 1995, Canadian Imperial Bank of Commerce Trust Company (Bahamas) Limited, in its capacity as Trustee of Settlement T-551 (Settlement T-551-1 through Settlement T-551-12) beneficially owned 1,483,739 shares of Common Stock, or 15.4% of the issued and outstanding Common Stock. The Reporting Person hereby disclaims beneficial ownership of such shares and further disclaims membership in a "group" for any purpose, including, without limitation,
               Section 13(d) of the Securities Act of 1934, as amended.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.
          -------------------------------

               Pursuant to the Purchase Agreement and a Registration Rights Agreement of even date therewith which is customary in form and substance, the Company granted certain demand and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of the Notes.

               Pursuant to the Purchase Agreement, upon the occurrence of certain specified Redemption Events (as defined in the Purchase Agreement) in which the holders of Common Stock receive non-cash consideration, the Reporting Person will receive detachable Warrants ("Warrants") issued by the surviving corporation to purchase that number of shares of common stock of the surviving corporation (the "Warrant Shares") as is determined in accordance with the formula set forth in the Purchase Agreement. The Purchase Agreement also contemplates that the Reporting Person will receive registration rights with respect to the Warrant Shares.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

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                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1995.


                         CANADIAN IMPERIAL BANK OF COMMERCE TRUST
                         COMPANY (BAHAMAS) LIMITED, AS TRUSTEE OF
                         SETTLEMENT T-1740 TRUSTS #14, #27, #28, #29,
                         #30, #31, #32, #33, #34, #35 and #36



                         By:  /s/ Carlis E. Chisolm
                              _______________________________________
                              Its:  Manager, Trust Department






































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